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April 11, 2012

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:          Wesco Aircraft Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 5, 2011
File No. 001-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), we confirm receipt of the letter dated March 27, 2012 from the staff of the of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Form 10-Q for the quarterly period ended December 31, 2011. We are responding to the Staff’s comments on behalf of the Company, as set forth below. The Staff’s comments are set forth below in italics, numbered to correspond to the numbering in the Staff’s letter. The Company’s response follow the Staff’s comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results....., page 37

Inventories, page 16

1.     We have read your response to prior comment 1 from our letter dated February 27, 2012.  We note that your inventory as of December 31, 2011, that was comprised of units for which there have been no sales in the prior 12 months was approximately $15.4 million, net of reserve, or 3.2%, of your inventory and 20% of annual net income.  Although you state historically that you sell, at a minimum, approximately $8.0 million of your slowest moving inventory annually, your current disclosure does not inform investors about the extent to which inventory is comprised of units for which there have been no sales in the prior 12 months.  Given the potential material impact to net income, please disclose in future filings the dollar amount of inventory as of the latest balance sheet date that is comprised of units for which there have been no sales in the prior 12 months and quantify the carrying value of any other inventory units that are at a greater risk of impairment and the underlying reasons for such risk.

Furthermore, we note that you reference a reserve but your current disclosures do not provide information regarding your accounting policy for calculating or determining your reserve for inventory.  Tell us and provide in future filings a Schedule II or Footnote disclosure that presents the activity in your inventory reserve account for each period presented.  Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance.  Your MD&A should also quantify the impact of inventory charges for the period on operations.  Refer to Financial Reporting Codification 501.04 and .14 for guidance.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it intends to disclose the dollar amount of its inventory as of the latest balance sheet date that is comprised of units for which there have been no sales in the prior 12 months in its future periodic reports, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2012 (the “Q2 2012 Form 10-Q”).  The Company respectfully advises the Staff that as of March 31, 2012, its inventory that was comprised of units for which there have been no sales in the prior 12 months was approximately $107.4 million, of which $91.8 million was recorded in our excess and obsolescence reserve, with the remaining $15.6 million, or 14.5%, left unreserved.  Draft disclosure that is substantially similar to the disclosure the Company intends to provide in the Q2 2012 Form 10-Q is included at the end of this letter.

The Company also respectfully advises the Staff that as of March 31, 2012, it had $498.4 million of inventory (excluding the $107.4 million of slow-moving inventory described above), and had recorded an additional excess and obsolescence reserve of $13.8 million for this inventory.  The Company intends to disclose this reserve amount, along with a discussion of the non-slow-moving inventory that poses a greater risk of being written-down and the factors the Company considers when determining whether to record a reserve for this inventory, in its future periodic reports, beginning with the Q2 2012 Form 10-Q. Draft disclosure that is substantially similar to the disclosure the Company intends to provide in the Q2 2012 Form 10-Q is included at the end of this letter.

The Company further advises the Staff that it performs a monthly inventory analysis and records excess and obsolescence expense based on a policy the Company intends to disclose in its future periodic reports, beginning with the Q2 2012 Form 10-Q. Draft disclosure that is substantially similar to the disclosure the Company intends to provide in the Q2 2012 Form 10-Q is included at the end of this letter.

Finally, the Company respectfully advises the Staff that it will disclose the activity in its excess and obsolescence reserve in its future periodic reports, and notes that it recorded an inventory reserve expense of $15.5 million and $13.8 million for the years ending September

30, 2010 and 2011, respectively, and $7.7 million and $8.6 million for the six months ended March 31, 2011 and 2012, respectively. The Company respectfully advises the Staff that it believes that these amounts are consistent with its historical experience and appropriately reflect the risk of excess and obsolete inventory inherent in the Company’s business.  Draft disclosure that is substantially similar to the disclosure the Company intends to provide in the Q2 2012 Form 10-Q is included below.

As is noted above, the Company intends to include disclosure substantially similar to the following as a footnote to its financial statements in its future periodic reports, beginning with the Q2 2012 Form 10-Q:

“Note 9. Excess and Obsolescence Reserve Policy

We perform a monthly inventory analysis and record excess and obsolescence expense after weighing a number of factors, including historical sell-through rates, current selling and buying patterns, forecasted future sales, program delays or cancelations, inventory quantities and aging, rights we have with certain manufacturers to exchange unsold products for new products and open customer orders. These factors are described in greater detail below.

As of March 31, 2011 and 2012, we had recorded an aggregate of approximately $84.5 million and $105.6 million, respectively, to our excess and obsolescence reserve. Of these amounts, approximately $7.7 million and $8.6 million was recorded during the six months ended March 31, 2011 and 2012, respectively.  We believe that these amounts are consistent with our historical experience and appropriately reflect the risk of excess and obsolete inventory inherent in our business.

The two types of inventory that are included in our excess and obsolescence reserve are (i) inventory that is comprised of units for which there have been no sales in the prior 12 months, which we refer to as slow-moving inventory, and (ii) excess and at-risk inventory, which typically includes inventory held by us after we make strategic purchases to take advantage of favorable pricing terms, speculative purchases based on current market trends or purchases timed to take supplier lead times into account, which may result in us maintaining excess quantities of inventories.

Slow-Moving Inventory

As of March 31, 2012, our inventory that was comprised of units for which there have been no sales in the prior 12 months was approximately $107.4 million, of which $91.8 million was recorded in our excess and obsolescence reserve, with the remaining $15.6 million, or 14.5%, left unreserved.

In conducting our monthly reserve analysis with respect to slow-moving inventory, we consider a variety of factors, including historical sell-through rates, current selling and buying patterns, inventory quantities and aging, rights we have with certain manufacturers to exchange unsold products for new products and open customer orders. Furthermore, although our customers are not required to purchase a specific quantity of inventory from us, we are able to forecast future sales with a fair degree of precision by monitoring and tracking our customers’ production cycles, which forecasting is taken into account when conducting our reserve analysis. We further note that we are required to make commitments to purchase inventory based on manufacturer lead times, which may be up to two years. In addition, we may be entitled to obtain price breaks or discounts based on the quantity of inventory we commit to purchase. Given the length of our manufacturers’ lead times, our desire to obtain advantageous inventory pricing, the impact of macro and micro economic conditions and variability within specific customer programs, our inventory reserve may increase at a rate higher than we originally anticipated, which can impact the amount of slow-moving inventory we hold.

Based on our current analysis of these factors, in particular historical sales data, cycle times of programs, the multiple platforms on which individual parts can be sold and customer buying patterns, we believe that our unreserved $15.6 million of slow-moving inventory will be sold over the next three years, and accordingly, we have not recorded a reserve for those amounts. However, in the future, we may determine that it is necessary to reserve for a portion of this $15.6 million of inventory.

Excess and At-Risk Inventory

As of March 31, 2012, we had $498.4 million of inventory (excluding the $107.4 million of slow-moving inventory described above), and had recorded an additional excess and obsolescence reserve of $13.8 million for this inventory, which accounted for 2.8% of our non-slow-moving inventory. Based on our historical experience, we have limited exposure related to our non-slow-moving inventory, as a majority of the products we sell can be sold across multiple aircraft platforms and the lifespan of the products we sell along with the design of the aircrafts that utilize those products is typically not subject to a high degree of obsolescence. Accordingly, since 2006 we have only scrapped $14.9 million of our inventory. However, we do take program delays and cancelations into account when conducting our reserve analysis.

In conducting our monthly reserve analysis with respect to excess and at-risk inventory, we review all non-slow-moving and at-risk inventory. In doing so, we weigh positive and negative factors that are substantially similar to the factors we consider when conducting our monthly reserve analysis with respect to slow-moving inventory.”

Beginning with the Q2 2012 Form 10-Q, the Company also intends to include disclosure substantially similar to the following in its future periodic reports under (i) “Management’s Discuss and Analysis of Financial Condition and Results of Operations—Critical Accounting

Policies and Estimates—Inventories,” in place of the current disclosure in that section, and (ii) “Management’s Discuss and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Cost of Sales,” in place of the third paragraph in that section:

Management’s Discuss and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Inventories:

“Our inventory is comprised solely of finished goods. Inventories are stated at the lower of weighted-average cost or market and in-bound freight-related costs are included as part of the cost of inventory held for resale. We record provisions, as appropriate, to write-down excess and obsolete inventory to estimated net realizable value. The process for evaluating excess and obsolete inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventories will be able to be sold in the normal course of business, which is described in greater detail below under “Excess and Obsolescence Reserve Policy.”

Demand for our products can fluctuate significantly. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the write-down required for excess and obsolete inventories. In the future, if our inventories are determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventories are determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time such products are sold.

Excess and Obsolescence Reserve Policy

We perform a monthly inventory analysis and record excess and obsolescence expense after weighing a number of factors, including historical sell-through rates, current selling and buying patterns, forecasted future sales, program delays or cancelations, inventory quantities and aging, rights we have with certain manufacturers to exchange unsold products for new products and open customer orders. These factors are described in greater detail below under the bullets for “Slow-Moving Inventory” and “Excess and At-Risk Inventory.”

The two types of inventory that are included in our excess and obsolescence reserve are (i) inventory that is comprised of units for which there have been no sales in the prior 12 months, which we refer to as slow-moving inventory, and (ii) excess and at-risk inventory, which typically includes inventory held by us after we make strategic purchases to take advantage of favorable pricing terms, speculative purchases based on current market trends or purchases timed to take supplier lead times into account, which may result in us maintaining excess quantities of inventories.

The following contains a summary of the factors we consider when conducting our monthly reserve analysis for both slow-moving inventory and excess and at-risk inventory:

•              Slow-Moving Inventory.  In conducting our monthly reserve analysis with respect to slow-moving inventory, we consider a variety of factors, including historical sell-through rates, current selling and buying patterns, inventory quantities and aging, rights we have with certain manufacturers to exchange unsold products for new products and open customer orders. Furthermore, although our customers are not required to purchase a specific quantity of inventory from us, we are able to forecast future sales with a fair degree of precision by monitoring and tracking our customers’ production cycles, which forecasting is taken into account when conducting our reserve analysis. We further note that we are required to make commitments to purchase inventory based on manufacturer lead times, which may be up to two years. In addition, we may be entitled to obtain price breaks or discounts based on the quantity of inventory we commit to purchase. Given the length of our manufacturers’ lead times, our desire to obtain advantageous inventory pricing, the impact of macro and micro economic conditions and variability within specific customer programs, our inventory reserve may increase at a rate higher than we originally anticipated, which can impact the amount of slow-moving inventory we hold.

•              Excess and At-Risk Inventory. In conducting our monthly reserve analysis with respect to excess and at-risk inventory, we review all non-slow-moving and at-risk inventory. Based on our historical experience, we have limited exposure related to our non-slow-moving inventory, as a majority of the products we sell can be sold across multiple aircraft platforms and the lifespan of the products we sell along with the design of the aircrafts that utilize these products is typically not subject to a high degree of obsolescence. However, we do take program delays and cancelations into account when conducting our reserve analysis. In addition, we weigh positive and negative factors that are substantially similar to the factors we consider when conducting our monthly reserve analysis with respect to slow-moving inventory.”

Management’s Discuss and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Cost of Sales:

“Inventory write-down is calculated to estimate the amount of excess and obsolete inventory we currently have on-hand. We review inventory for excess and obsolescence write-down monthly and adjust the expense and future forecasted sell-through rates as necessary. For a description of our excess and obsolescence reserve policy, see “—Critical Accounting Policies and Estimates—Inventories.”

As of March 31, 2011 and 2012, we had recorded an aggregate of approximately $84.5 million and $105.6 million, respectively, to our excess and obsolescence reserve. Of these amounts, approximately $7.7 million and $8.6 million was recorded during the six months ended March 31, 2011 and 2012, respectively.  We believe that these amounts are consistent with our historical experience and appropriately reflect the risk of excess and obsolete inventory inherent in our business.  For a more detailed description of the excess and obsolescence reserves we recorded during the periods covered by this report, including disclosure relating to our inventory that was comprised of units for which there have been no sales in the prior 12 months, see Note 9 of the Notes to Consolidated Financial Statement in Part I, Item 1 of this quarterly report on Form 10-Q.”

*   *   *

Please note that certain of the financial information presented in this letter has not been audited or reviewed by the Company’s independent registered public accounting firm. In addition, the Company has not finalized its preparation of the unaudited financial information that will be included in the Q2 2012 Form 10-Q, and accordingly, the financial information presented in this letter is preliminary and subject to further revision.

Please do not hesitate to contact the undersigned by telephone at (202) 637-2258 with any questions or further comments you may have regarding these filings or if you wish to discuss the above.

Sincerely,

/s/ Jason M. Licht

Jason M. Licht
of LATHAM & WATKINS LLP

Enclosure

cc:

John Holland, General Counsel

Tracey McKoy, Staff Accountant

Rachel Sheridan, Latham & Watkins LLP